

Annual Report

June 30, 2017

	Ticker
IVY NEXTSHARES	
Ivy Energy NextShares	IVENC
Ivy Focused Growth NextShares	IVFGC
Ivy Focused Value NextShares	IVFVC

Listing Exchange: The NASDAQ Stock Market LLC

CONTENTS

President's Letter   3

Illustration of Fund Expenses   4

Management Discussion, Portfolio Highlights and Schedule of Investments:

    Ivy Energy NextShares   5

    Ivy Focused Growth NextShares   10

    Ivy Focused Value NextShares   15

Statements of Assets and Liabilities   20

Statements of Operations   21

Statements of Changes in Net Assets   22

Financial Highlights   24

Notes to Financial Statements   26

Report of Independent Registered Public Accounting Firm   33

Income Tax Information   34

Board of Trustees and Officers   35

Annual Privacy Notice   40

Proxy Voting Information   41

Quarterly Portfolio Schedule Information   41

IRA Disclosure   41

Householding Notice   41

This report is submitted for the general information of the shareholders of Ivy NextShares. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy NextShares prospectus, or summary prospectus, and current performance information.



Philip J. Sanders, CFA

JUNE 30, 2017

Dear Shareholder,

The 12-month fiscal period brought market volatility, political surprises and an upswing in the equity markets towards the latter half of the fiscal year. Across the fiscal year, investors endured concerns about global economic growth, the level of interest rates, fluctuation in oil prices and the outcome of the U.S. presidential election. Following that election in November 2016, domestic equity markets rose sharply and bond yields saw a slight rise, with both trends carrying into mid-2017. See the table for a fiscal year-over-year comparison of some common market metrics.

Many investors may be unsettled by the prospect that continued change — in leadership of key countries around the world, in government policy, in interest rate levels — will contribute to market volatility and general uncertainty. While that may be true at times, we believe it is important to stay focused on the fundamentals and merits of sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While government policies can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

By the end of your funds' fiscal period, the U.S. economy remained fundamentally sound, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market. Overall, the global economy has improved over the past year. In particular, economic growth in the eurozone has accelerated, benefitting from domestic policy stimulus and improving external demand.

After the U.S. Federal Reserve (Fed) raised rates in the fourth quarter of 2015 — the first such increase since June 2006 — the Fed initiated three additional rate increases during the fiscal year — in December 2016, March 2017, and then again in June 2017. The Fed has indicated the potential for more rate increases as we move through 2017 and hinted towards decreasing the size of its balance sheet. We believe job growth and inflation will be the most important determinants in the direction of long-term central bank policy. Overseas, a better economic outlook has caused the European Central Bank to consider adjusting its policies.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	6/30/2017	6/30/2016
S&P 500 Index	2,423.41	2,098.86
MSCI EAFE Index	1,883.19	1,608.45
10-Year Treasury Yield	2.31%	1.49%
U.S. unemployment rate	4.4%	4.9%
30-year fixed mortgage rate	3.88%	3.48%
Oil price per barrel	$ 46.04	$ 48.33

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy NextShares Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including brokerage commissions on purchases and sales of fund shares and (2) ongoing costs, including management fees and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2017.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each Fund. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as brokerage commissions paid on purchases and sales of fund shares. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 4 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Fund	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period*	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period*	
Ivy Energy NextShares	$1,000	$ 765.90	$ 4.15	$1,000	$1,020.08	$4.75	0.95%
Ivy Focused Growth NextShares	$1,000	$1,142.30	$ 4.18	$1,000	$1,020.92	$3.94	0.78%
Ivy Focused Value NextShares	$1,000	$1,031.90	$3.96	$1,000	$1,020.92	$3.94	0.78%

*Fund expenses are equal to the Fund's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2017, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as brokerage commissions on purchases and sales of fund shares.



David P. Ginther



Michael T. Wolverton

Below, David P. Ginther, CPA, and Michael Wolverton, CFA, portfolio managers of Ivy Energy NextShares, discuss positioning, performance and results for the fiscal year ended June 30, 2017. Mr. Ginther and Mr. Wolverton have managed the Fund since its inception on October 17, 2016. Mr. Ginther has 22 years of industry experience and Mr. Wolverton has 13 years of industry experience.

Performance since Fund inception on October 17, 2016

For the Period Since Fund Inception Ended June 30, 2017

Ivy Energy NextShares (at net asset value)	-17.89%
Ivy Energy NextShares (at share price)	-17.84%
Benchmark	
S&P 1500 Energy Sector Index	-5.92%
(generally reflects the performance of stocks that represent the energy market)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Returns shown above for the Fund and the index are since inception, which is end of day on October 17, 2016. The performance discussion below is at net asset value.

Fundamentals support oil prices

U.S. and global equities markets closed the fiscal year in positive territory but the energy sector declined overall. Crude oil prices found steadier levels early in the fiscal year but declined and became more volatile in the second half of the year. The crude oil price reached about $52 per barrel at the end of calendar year 2016, based on the spot price of West Texas Intermediate (WTI) crude oil, but fell to a trading range in the mid to upper $40s by the end of the fiscal year.

The Organization of Petroleum Exporting Countries (OPEC) in November 2016 agreed to reduce crude oil production quotas by 1.2 million barrels per day (bpd) — the first cut in eight years. OPEC set the new target at 32.5 million bpd, which translates to what we think is a meaningful reduction in supply. The move prompted an energy rally and gains in most commodity-related currencies. OPEC had announced in September 2016 that it would reduce its output to a range of 32.5-33.5 million bpd but delayed a final agreement until its November meeting. Markets and prices were somewhat volatile in the interim because of uncertainty about OPEC's ultimate decision.

The U.S. Federal Reserve (Fed) in December 2016, March 2017 and June 2017 announced 0.25-percentage-point hikes in the federal funds interest rate as part of its efforts to "normalize" interest rates. Markets at the end of the fiscal year were anticipating one more interest rate hike by the end of 2017.

The U.S. presidential election was a key factor for the markets during the fiscal year, both in the uncertainty it created prior to election day and in the ultimate result. President Donald Trump's victory surprised global markets and carried the Republican Party to control of both houses of the U.S. Congress. Trump's stated plans on fiscal stimulus, tax reforms and reduced financial regulation prompted global interest rates and global markets to rise. The potential impact of Trump's pro-growth agenda also drove a move by investors into more economically sensitive equity sectors and market segments through the end of the calendar year.

It later became clear that the new administration and Congress could not act as quickly as it had hoped. The decision to focus on repealing and/or replacing the Affordable Care Act (ACA), rather than on corporate and individual tax reform, for example, unsettled some markets, especially when it became clear that the Congress was unable to quickly agree on new health care legislation. Many in the market anticipate any fiscal stimulus or tax reform will be pushed to 2018.

Fund feels effects of oil price volatility

The Fund had a negative return for the period from its inception on October 17, 2016, to the end of the fiscal year. It underperformed the benchmark index, which also had negative returns.

The Fund's underperformance relative to the benchmark index primarily was because of industry selection in the integrated oil & gas industry. The Fund had a heavier allocation to "upstream" energy companies when compared to the benchmark index, which held what the portfolio managers consider to be an outsized allocation to large integrated oil companies. By comparison, the Fund underweighted integrated oil companies. Historically, integrated companies often have underperformed when the energy sector performed well as a whole. However, these companies tended to do relatively better when the sector was in decline or experienced significant volatility, as was the case during the period since the Fund's inception.

Highlighting this volatility, WTI crude oil prices rose above $50 per barrel on four occasions in the full fiscal year that began July 1, 2016, while prices fell below $45 per barrel five times.

The five greatest contributors to the Fund's performance relative to its benchmark index were holdings in RPC, Inc., Schlumberger Ltd., Keane Group, Inc., Wex, Inc., and Enterprise Products Partners L.P.

The five greatest relative detractors were Oasis Petroleum LLC, Continental Resources, Inc., Weatherford International Ltd., U.S. Silica Holdings, Inc., and Whiting Petroleum Corp.

Looking ahead

We believe that global oil demand in 2017 will grow annually, and estimate such growth at an average rate of about 1.2 million bpd, on top of the current total demand of 95 million bpd. We believe the increase will continue to be driven mostly by emerging markets growth. As new supplies are needed to meet these requirements in the coming years, we believe new investment by energy companies will be required.

We think OPEC's action in November effectively set a floor for oil prices around $50 per barrel, although we recognize it may trade in a range around that level. We think it is unlikely that oil will fall far below that floor price for any prolonged period. However, we think OPEC's action will cause existing inventories to be drawn down more quickly than they otherwise may have been. We believe oil prices will trend higher in the longer term, with production slow to recover and stable demand growth. A slight supply deficit could drive oil prices incrementally higher in coming years.

We think global economic growth will pick up in the remainder of 2017 and 2018. We also think strength in the U.S. dollar will depend on a variety of factors, including the potential for the Fed to become more hawkish while other central banks are on the sidelines, and potential for major fiscal stimulus and regulatory rollbacks in the U.S.

We believe U.S. shale oil continues to offer opportunities, with much of our focus on the Permian Basin for production growth. Companies there continue to improve efficiency and productivity, and manage costs effectively.

Past performance is not a guarantee of future results. The value of the Fund's shares will change and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Energy NextShares.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	97.1%
Energy	95.3%
Information Technology	1.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.9%

Country Weightings

North America	90.4%
United States	88.3%
Other North America	2.1%
Europe	5.3%
Netherlands	3.5%
Other Europe	1.8%
Bahamas/Caribbean	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
U.S. Silica Holdings, Inc.	United States	Energy	Oil & Gas Equipment & Services
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
RPC, Inc.	United States	Energy	Oil & Gas Equipment & Services
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper, short term investment funds and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Energy NextShares, Net Asset Value[1]	$8,211
Ivy Energy NextShares, Share Price	$8,216
S&P 1500 Energy Sector Index	$9,408

10-17 2016

6-30 2017

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return

	Net Asset Value	Share Price
1-year period ended 6-30-17	—	—
5-year period ended 6-30-17	—	—
10-year period ended 6-30-17	—	—
Since inception of Fund through 6-30-17[2]	-17.89%	-17.84%

(2)10-17-16 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower. The Fund's performance at share price will differ from its results at net asset value ("NAV"). Share price returns are based on the Fund's price at the close of market trading. If you trade your shares at another time during the day, your return may differ. For performance as of the most recent month end, including historical trading premiums/discounts relative to NAV, please refer to www.ivyinvestments.com.

SCHEDULE OF INVESTMENTS IVY ENERGY NEXTSHARES *(in thousands)*

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 3.9%		
Chevron Corp.	1	$ 113
Royal Dutch Petroleum Co., New York Shares	2	86
Suncor Energy, Inc.	3	75
		274
Oil & Gas Drilling – 4.0%		
Nabors Industries Ltd.	12	96
Patterson-UTI Energy, Inc.	9	183
		279
Oil & Gas Equipment & Services – 34.3%		
Baker Hughes, Inc.	5	259
C&J Energy Services, Inc. (A)	1	37
Core Laboratories N.V.	2	164
Forum Energy Technologies, Inc. (A)	13	202
Halliburton Co.	8	330
Hi-Crush Partners L.P. (A)	7	73
Keane Group, Inc. (A)	7	108
RPC, Inc.	14	280
Schlumberger Ltd.	5	314
Superior Energy Services, Inc. (A)	18	186
U.S. Silica Holdings, Inc.	9	315
Weatherford International Ltd. (A)	32	123
		2,391
Oil & Gas Exploration & Production – 43.5%		
Anadarko Petroleum Corp.	4	196
Cimarex Energy Co.	2	189

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Concho Resources, Inc. (A)	2	$ 224
Continental Resources, Inc. (A)	8	264
Devon Energy Corp.	5	149
Diamondback Energy, Inc. (A)	2	186
EOG Resources, Inc.	3	307
Laredo Petroleum Holdings, Inc. (A)	9	98
Marathon Oil Corp.	10	123
Newfield Exploration Co. (A)	5	143
Oasis Petroleum LLC (A)	18	146
Parsley Energy, Inc., Class A (A)	10	282
Pioneer Natural Resources Co.	2	270
RSP Permian, Inc. (A)	6	205
Whiting Petroleum Corp. (A)	18	99
WPX Energy, Inc. (A)	16	158
		3,039
Oil & Gas Refining & Marketing – 2.0%		
Marathon Petroleum Corp.	1	55
Phillips 66	1	84
		139
Oil & Gas Storage & Transportation – 7.6%		
Enbridge, Inc.	2	68
Energy Transfer Partners L.P.	2	47
Enterprise Products Partners L.P.	5	144
MPLX L.P.	1	39
Phillips 66 Partners L.P.	1	38
Plains GP Holdings L.P., Class A	3	83
Tallgrass Energy GP L.P., Class A	4	110
		529

COMMON STOCKS (Continued)	Shares	Value
Total Energy – 95.3%		$6,651
Information Technology		
Data Processing & Outsourced Services – 1.8%		
Wright Express Corp. (A)	1	128
Total Information Technology – 1.8%		128
TOTAL COMMON STOCKS – 97.1%		$6,779
(Cost: $8,659)		
SHORT-TERM SECURITIES		
Short Term Investment Funds – 2.0%		
State Street Institutional U.S. Government Money Market Fund	139	139
TOTAL SHORT-TERM SECURITIES – 2.0%		$ 139
(Cost: $139)		
TOTAL INVESTMENT SECURITIES – 99.1%		$6,918
(Cost: $8,798)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		61
NET ASSETS – 100.0%		$6,979

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$6,779	$ —	$ —
Short-Term Securities	139	—	—
Total	$6,918	$ —	$ —

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

Country Diversification

(as a % of net assets)	
United States	88.3%
Netherlands	3.5%
Canada	2.1%
Switzerland	1.8%
Bermuda	1.4%
Other+	2.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Daniel P. Becker



Bradley M. Klapmeyer

Below, Daniel P. Becker, CFA, and Bradley M. Klapmeyer, CFA, portfolio managers of Ivy Focused Growth NextShares, discuss positioning, performance and results for the fiscal year ended June 30, 2017. Mr. Becker and Mr. Klapmeyer have managed the Fund since its inception on October 17, 2016. Mr. Becker has 28 years of industry experience and Mr. Klapmeyer has 17 years of industry experience.

Performance since Fund inception on October 17, 2016

For the Period Since Fund Inception Ended June 30, 2017

Ivy Focused Growth NextShares (at net asset value)	15.21%
Ivy Focused Growth NextShares (at share price)	15.26%

Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	17.62%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	16.32%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Returns shown above for the Fund and the index are since inception, which is end of day on October 17, 2016. The performance discussion below is at net asset value.

Key drivers

Fiscal year 2017 was another year in a recent string of volatile years within a generally strong market cycle, now in its 8th year dating back to the Great Recession. The past 12 months can best be described as a "tale of two time periods." While most parts of the equity market produced generally strong results, several small periods of market volatility generated disruption in the growth stock areas of the equity market throughout the measurement period.

As we entered calendar year 2016, growth stocks were continuing to experience yet another year of strong performance. Interest rates were very low in the U.S., while Global Central banks were in the midst of aggressive monetary policy accommodation in an effort to stabilize economic growth in international economies and devalue specific currencies vs. the U.S. dollar. Simultaneously, the Federal Reserve was indicating a desire to increase interest rates as it wrongly believed the U.S. economy was strengthening. The combination of these divergent monetary policies around the world produced a very strong response in the foreign exchange market causing the value of the U.S. dollar to soar. These macroeconomic events once again produced a very disruptive period for most stock markets around the world, with growth stocks being out of favor for much of calendar 2016. The surprising U.S. Presidential election results accelerated growth stock performance, as a belief that pro-growth policies might be implemented, to the favor of more cyclical, "value" style beneficiaries of the global economy. Growth stocks, having been some of the best performing equity market styles over the past four years, were disproportionally hurt by each and every one of the shocks in calendar year 2016.

Performance, contributors and detractors

When we look at aggregate performance data for the recent past, we can see how remarkably different growth stock performance was in late calendar year 2016 as compared to year to date calendar 2017. In calendar year 2016, more than 90% of active large growth funds underperformed the Russell 1000 Growth Index (the Fund's benchmark), which makes 2016 one of the worst years on record for active management. So far, calendar 2017 has been quite the opposite and has been much better for growth stocks as compared to 2016.

Within this environment, the Fund moderately underperformed the Russell 1000 Growth Index (the Fund's benchmark) for the period from its inception on October 17, 2016 to the end of the fiscal period on June 30, 2017. Value styles performed well early in the measurement period, and growth styles have performed better since the start of calendar 2017. Surprisingly, defensive styles and industries have performed well and stocks with high-dividend yields and slow or negligible revenue growth rates have performed well around the world.

During the measurement period, the Fund experienced strong results in sectors such as financials, technology and specific consumer staples with companies such as CME Group, Inc., Lam Research Corp., Phillip Morris International, Inc., Amazon.com, Inc. and Facebook Inc. all performing well. In health care, companies such as Allergan plc and Shire Pharmaceuticals Group did not perform well over the fiscal year and negatively impacted performance for the measurement period.

The Fund's underrepresentation in stocks characterized by stability, defensiveness and lower risk, negatively impacted performance throughout the period since inception. The most defensive parts of the equity market have recently been market leaders, a trend that has lasted much longer than we had anticipated, especially in the context of the recent acceleration in global economic growth and the prospects for higher interest rates that may accompany the faster growth.

Outlook

As we look ahead into the next fiscal year, we believe the 2016 U.S. Presidential election results most likely may not create the significant changes in how many view the potential rate of U.S. economic growth. America's last economic output peak occurred sometime in 2007, resulting in nearly nine years of slow, stagnant and underwhelming growth. We believe that the slow rate of growth in output, jobs and wages had some effect on the election as well as future policies meant to counteract the disappointing growth. At this point, we think that moderate growth will continue in the U.S., and will be buoyed by better growth outside the U.S., in emerging markets and parts of the European Union.

Despite a low gross domestic product growth rate over the past few years (and possibly into the future), we believe that many growth stocks could perform well, as these stocks have the ability to grow through the tough times. However, a newly elected congress and administration whose report card will be measured on job growth, wages and prosperity may change how various types of stocks are viewed in the market. We are consistently watchful over possible economic and policy changes coming from Washington.

Over the past one to two years we have been more cautious on the outlook for the stocks of companies that have slower revenue growth, higher dividend yields and in general perform better when interest rates go lower. These stocks have appreciated to the point where very few of them meet the Fund's growth and valuation criteria, even as they generally operate in very good long-term industries. We are generally positive regarding these companies' respective business models and over the Fund's history have maintained good exposure to these industries. However, with our view that the global economy may accelerate, interest rates may have bottomed, and attractive stocks can be found elsewhere in the market, we have moved further away from these stocks that are characterized by stability, defensiveness, negligible revenue growth and high valuation. These "stable" businesses have been the market leaders over the past few years when global economic growth was disappointing, and we think that they may be hurt as the economy appears to finally be accelerating. This trend has remained intact for much longer than we would have expected, and has impacted Fund performance since its inception, but we see these areas as of now as unattractive relative to other areas in the U.S. equity markets.

The Fund's emphasis continues to be focused on stocks of companies that maintain unique, highly profitable, growing businesses that are not easy to replicate. Currently, the Fund's largest holdings consist of Alphabet, Inc. MasterCard, Inc., Adobe Systems, Inc., Facebook, Inc., Home Depot, Inc. (The), Microsoft Corp., Phillip Morris International, Inc., Celgene Corp., Visa, Inc. and salesforce.com, Inc.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Focused Growth NextShares performance.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	97.1%
Information Technology	46.3%
Health Care	18.1%
Consumer Discretionary	13.6%
Financials	7.3%
Industrials	6.9%
Consumer Staples	4.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.9%

Top 10 Equity Holdings

Company	Sector	Industry
Alphabet, Inc., Class C	Information Technology	Internet Software & Services
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Adobe Systems, Inc.	Information Technology	Application Software
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Microsoft Corp.	Information Technology	Systems Software
Philip Morris International, Inc.	Consumer Staples	Tobacco
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Celgene Corp.	Health Care	Biotechnology
salesforce.com, Inc.	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper, short term investment funds and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY FOCUSED GROWTH NEXTSHARES

(UNAUDITED)



—— Ivy Focused Growth Next Shares, Net Asset Value[1]	$11,521
- - - - Ivy Focused Growth Next Shares, Share Price	$11,527
• • • • • Russell 1000 Growth Index	$11,762

10-17
2016

6-30
2017

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return

	Net Asset Value	Share Price
1-year period ended 6-30-17	—	—
5-year period ended 6-30-17	—	—
10-year period ended 6-30-17	—	—
Since inception of Fund through 6-30-17[2]	15.21%	15.26%

(2)10-17-16 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower. The Fund's performance at share price will differ from its results at net asset value ("NAV"). Share price returns are based on the Fund's price at the close of market trading. If you trade your shares at another time during the day, your return may differ. For performance as of the most recent month end, including historical trading premiums/discounts relative to NAV, please refer to www.ivyinvestments.com.

SCHEDULE OF INVESTMENTS IVY FOCUSED GROWTH NEXTSHARES *(in thousands)*

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 4.2%		
Comcast Corp., Class A	11	$ 412
Home Improvement Retail – 5.0%		
Home Depot, Inc. (The)	3	503
Internet & Direct Marketing Retail – 4.4%		
Amazon.com, Inc.(A)	—*	431
Total Consumer Discretionary – 13.6%		1,346
Consumer Staples		
Tobacco – 4.9%		
Philip Morris International, Inc.	4	480
Total Consumer Staples – 4.9%		480
Financials		
Financial Exchanges & Data – 3.9%		
CME Group, Inc.	3	386
Investment Banking & Brokerage – 3.4%		
Charles Schwab Corp. (The)	8	334
Total Financials – 7.3%		720
Health Care		
Biotechnology – 8.9%		
Celgene Corp.(A)	4	470
Shire Pharmaceuticals Group plc ADR	1	167
Vertex Pharmaceuticals, Inc.(A)	2	242
		879
Health Care Equipment – 7.7%		
Danaher Corp.	5	383
DexCom, Inc.(A)	2	125
Edwards Lifesciences Corp.(A)	2	252
		760
Pharmaceuticals – 1.5%		
Allergan plc	1	152
Total Health Care – 18.1%		1,791
Industrials		
Aerospace & Defense – 4.0%		
Lockheed Martin Corp.	1	391
Railroads – 2.9%		
Union Pacific Corp.	3	291
Total Industrials – 6.9%		682
Information Technology		
Application Software – 10.1%		
Adobe Systems, Inc.(A)	4	567
salesforce.com, Inc.(A)	5	435
		1,002
Data Processing & Outsourced Services – 11.6%		
MasterCard, Inc., Class A	6	674
Visa, Inc., Class A	5	470
		1,144
Home Entertainment Software – 2.8%		
Electronic Arts, Inc.(A)	3	280
Internet Software & Services – 12.5%		
Alphabet, Inc., Class C(A)	1	730
Facebook, Inc., Class A(A)	3	517
		1,247
Semiconductor Equipment – 4.3%		
Lam Research Corp.	3	422
Systems Software – 5.0%		
Microsoft Corp.	7	490
Total Information Technology – 46.3%		4,585
TOTAL COMMON STOCKS – 97.1%		$9,604
(Cost: $8,460)		
SHORT-TERM SECURITIES		
Short Term Investment Funds – 2.2%		
State Street Institutional U.S. Government Money Market Fund	218	218
TOTAL SHORT-TERM SECURITIES – 2.2%		$ 218
(Cost: $218)		
TOTAL INVESTMENT SECURITIES – 99.3%		$9,822
(Cost: $8,678)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		67
NET ASSETS – 100.0%		$9,889

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

Assets	Level 1	Level 2	Level 3
Investments in Securities			
Common Stocks	$9,604	$ —	$ —
Short-Term Securities	218	—	—
Total	$9,822	$ —	$ —

During the year ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy Focused Value NextShares discusses positioning, performance and results for the fiscal year ended June 30, 2017. He has managed the Fund since its inception on October 17, 2016, and has 25 years of industry experience.

Performance since Fund inception on October 17, 2016

For the Period Since Fund Inception Ended June 30, 2017

Ivy Focused Value NextShares (at net asset value)	9.87%
Ivy Focused Value NextShares (at share price)	9.92%
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	13.64%
Lipper Multi Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	14.92%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Returns shown above for the Fund and the index are since inception, which is end of day on October 17, 2016. The performance discussion below is at net asset value.

Key drivers

Equity markets ended the fiscal year with higher investor optimism for improving global economic growth. Record-setting stock market indexes, strong employment and raising business confidence indicators are driving expectations for U.S. gross domestic product (GDP) growth. Corporate earnings are strong with many companies at historically high margins, and equities have roughly tripled from their low in March 2009. At the same time, the U.S. Federal Reserve (Fed) has begun tightening its monetary policy with three federal funds rate increases during the fiscal year. The Fed has indicated an additional rate hike could occur in the latter half of 2017. The Fed also has unveiled its plan to reduce its $4.5 trillion balance sheet. The plan implements a system of set limits for drawing down the Fed's portfolio, which includes Treasuries, mortgage-backed securities and government agency debt. This could have an impact on interest rate hikes in the short term. Raising interest rates to prevent inflation while maintaining economic growth is a delicate operation, and as history shows, it is easy to overshoot. Heightened volatility regarding the Fed's monetary policy and the Trump administration — both in terms of policy and controversy — could create opportunities for investment.

The 12-month period was good for value securities in general as the Russell 1000 Value Index was up 13.64% for the fiscal year. The Fund had positive returns for the period, but trailed the index. A large part of the value positive return came late in the fiscal period, as the value category outperformed growth late in the second quarter of 2017. While it is too early to call this occurrence a trend, the backdrop for value investing greatly improved during the first half of 2017. With higher interest rates and increasing volatility leading to more changes for investment, the investing public has noticed, and money flows appear to be emphasizing value over growth in the short term.

Contributors and Detractors

Large impacts to the Fund's performance came from a number of areas. On the positive side, financials had a number of strong performing stocks, led by AGNC Investment Corp., JPMorgan Chase & Co. and MetLife, Inc. The interest rate environment remained favorable for these firms, and credit losses were benign. AGNC is a mortgage real estate investment trust (REIT) that continues to benefit from a solid housing market. Looking forward, the Fed's recent Comprehensive Capital Analysis and Review gave most large banks the ability to raise dividends and repurchase shares, adding to their appeal. While we have exited JPMorgan Chase & Co., our current financial ownership includes an overweight in banks. On a total sector level, Energy was the overall top contributor. However, that was more of a function of our limited exposure, as the energy sector was the worst performing sector for the time period. Our holding in Marathon Petroleum, Corp. rose in a sector that suffered overall negative returns.

Conversely, the technology and consumer staples sectors hurt performance. Qualcomm was a detractor from performance, as it has become embroiled in a dispute with Apple Inc., and investors decided to look elsewhere. We feel the dispute will ultimately be resolved, but patience is required. In the consumer staples space, Limited Brands, Inc. was hurt by their trailing in current fashion trends and is restructuring much of their business. We have exited our position since the end of the reporting period.

Outlook

The rest of 2017 could be interesting for investors. We believe the U.S. economic expansion should steadily continue as other parts of the global economy also do well. Corporate profits and optimism are on the rise. We anticipate planned capital expenditures continuing through the year. The tightened job market appears to be stable, but consumers have yet to see real wage growth. On a macro level, we would like to see a supportive backdrop with continued GDP growth, rising corporate profits and a tightening job market.

The aforementioned reversal from growth to value or other short-term market events will not alter our investment approach. We seek to find quality, growing companies whose stocks are trading below what we consider their intrinsic values.

As a long-term investor, we typically view short-term periods of volatility as opportunities. We will continue to purchase what we think are high-quality companies whose stock prices are below what we believe to be fair value and be sellers of those same names when they reach what we believe to be appropriate valuation levels. We believe a bottom up, company-by-company analysis can produce solid returns over the long haul.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is no guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Focused Value NextShares.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	98.5%
Financials	32.0%
Energy	10.0%
Consumer Staples	9.9%
Health Care	9.9%
Information Technology	9.1%
Industrials	6.1%
Consumer Discretionary	6.0%
Utilities	4.7%
Real Estate	4.3%
Telecommunication Services	3.4%
Materials	3.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.5%

Top 10 Equity Holdings

Company	Sector	Industry
Eaton Corp.	Industrials	Electrical Components & Equipment
MetLife, Inc.	Financials	Life & Health Insurance
Marathon Petroleum Corp.	Energy	Oil & Gas Refining & Marketing
PacWest Bancorp	Financials	Regional Banks
Plains All American Pipeline L.P.	Energy	Oil & Gas Storage & Transportation
QUALCOMM, Inc.	Information Technology	Semiconductors
American Capital Agency Corp.	Financials	Mortgage REITs
Great Plains Energy, Inc.	Utilities	Electric Utilities
Wells Fargo & Co.	Financials	Diversified Banks
Pfizer, Inc.	Health Care	Pharmaceuticals

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper, short term investment funds and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)


Ivy Focused Value Next Shares, Net Asset Value(1) $10,987
Ivy Focused Value Next Shares, Share Price $10,992
Russell 1000 Value Index $11,364
$20,000
$15,000
$10,000
$5,000
10-17 2016
6-30 2017

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return	Net Asset Value	Share Price
1-year period ended 6-30-17	—	—
5-year period ended 6-30-17	—	—
10-year period ended 6-30-17	—	—
Since inception of Fund through 6-30-17[(2)]	9.87%	9.92%

(2)10-17-16 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower. The Fund's performance at share price will differ from its results at net asset value ("NAV"). Share price returns are based on the Fund's price at the close of market trading. If you trade your shares at another time during the day, your return may differ. For performance as of the most recent month end, including historical trading premiums/discounts relative to NAV, please refer to www.ivyinvestments.com.

SCHEDULE OF INVESTMENTS IVY FOCUSED VALUE NEXTSHARES *(in thousands)*

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 3.8%		
Limited Brands, Inc.	6	$350
Apparel, Accessories & Luxury Goods – 2.2%		
Hanesbrands, Inc.	9	204
Total Consumer Discretionary – 6.0%		554
Consumer Staples		
Household Products – 3.0%		
Procter & Gamble Co. (The)	3	280
Packaged Foods & Meats – 2.8%		
Flowers Foods, Inc.	15	258
Personal Products – 4.1%		
Kimberly-Clark Corp.	3	371
Total Consumer Staples – 9.9%		909
Energy		
Oil & Gas Refining & Marketing – 5.1%		
Marathon Petroleum Corp.	9	475
Oil & Gas Storage & Transportation – 4.9%		
Plains All American Pipeline L.P.	17	449
Total Energy — 10.0%		924
Financials		
Asset Management & Custody Banks – 4.3%		
Blackstone Group L.P. (The)	12	397
Diversified Banks – 8.6%		
BB&T Corp.	8	365
Wells Fargo & Co.	8	426
		791
Life & Health Insurance – 5.3%		
MetLife, Inc.	9	483
Mortgage REITs – 4.7%		
American Capital Agency Corp.	21	$ 436
Regional Banks – 9.1%		
First Hawaiian, Inc.	12	380
PacWest Bancorp	10	464
		844
Total Financials — 32.0%		2,951
Health Care		
Biotechnology – 5.3%		
Amgen, Inc.	2	392
Gilead Sciences, Inc.	1	92
		484
Pharmaceuticals – 4.6%		
Pfizer, Inc.	13	422
Total Health Care — 9.9%		906
Industrials		
Electrical Components & Equipment – 6.1%		
Eaton Corp.	7	562
Total Industrials — 6.1%		562
Information Technology		
Communications Equipment – 4.3%		
Cisco Systems, Inc.	13	397
Semiconductors – 4.8%		
QUALCOMM, Inc.	8	439
Total Information Technology – 9.1%		836
Materials		
Paper Packaging – 3.1%		
WestRock Co.	5	283
Total Materials – 3.1%		283
Real Estate		
Specialized REITs – 4.3%		
Uniti Group, Inc.	16	$ 392
Total Real Estate – 4.3%		392
Telecommunication Services		
Integrated Telecommunication Services – 3.4%		
CenturyLink, Inc.	13	313
Total Telecommunication Services – 3.4%		313
Utilities		
Electric Utilities – 4.7%		
Great Plains Energy, Inc.	15	428
Total Utilities – 4.7%		428
TOTAL COMMON STOCKS – 98.5%		$9,058
(Cost: $8,932)		

SHORT-TERM SECURITIES	Shares	Value
Short Term Investment Funds – 0.1%		
State Street Institutional U.S. Government Money Market Fund	7	7
TOTAL SHORT-TERM SECURITIES – 0.1%		$ 7
(Cost: $7)		
TOTAL INVESTMENT SECURITIES – 98.6%		$9,065
(Cost: $8,939)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		130
NET ASSETS – 100.0%		$ 9,195

Notes to Schedule of Investments

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$9,058	$ —	$ —
Short-Term Securities	7	—	—
Total	$9,065	$ —	$ —

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2017

(In thousands, except per share amounts)	Ivy Energy NextShares	Ivy Focused Growth NextShares	Ivy Focused Value NextShares
ASSETS			
Investments in unaffiliated securities at value+	$ 6,918	$9,822	$9,065
Investments at Market Value	6,918	9,822	9,065
Investment securities sold receivable	—	—	56
Dividends and interest receivable	3	7	17
Receivable from affiliates	96	98	95
Total Assets	7,017	9,927	9,233
LIABILITIES			
Shareholder servicing payable	1	—*	1
Accounting services fee payable	9	9	9
Other liabilities	28	29	28
Total Liabilities	38	38	38
Total Net Assets	$6,979	$9,889	$ 9,195
NET ASSETS			
Capital paid in (shares authorized — unlimited)	$8,924	$8,854	$8,930
Undistributed (distributions in excess of) net investment income	(3)	17	25
Accumulated net realized gain (loss)	(62)	(126)	114
Net unrealized appreciation (depreciation)	(1,880)	1,144	126
Total Net Assets	$6,979	$9,889	$ 9,195
CAPITAL SHARES OUTSTANDING	425	430	425
NET ASSET VALUE PER SHARE	$ 16.42	$23.00	$ 21.64
+COST			
Investments in unaffiliated securities at cost	$8,798	$8,678	$8,939

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE PERIOD FROM OCTOBER 17, 2016 (COMMENCEMENT OF OPERATIONS) TO JUNE 30, 2017

(In thousands)	Ivy Energy NextShares	Ivy Focused Growth NextShares	Ivy Focused Value NextShares
INVESTMENT INCOME			
Dividends from unaffiliated securities	$ 39	$ 64	$ 183
Foreign dividend withholding tax	(1)	—	—
Interest and amortization from unaffiliated securities	1	1	—*
Total Investment Income	39	65	183
EXPENSES			
Investment management fee	38	38	37
Custodian fees	1	1	1
Independent Trustees and Chief Compliance Officer fees	—*	—*	—*
Accounting services fee	81	81	81
Professional fees	24	24	24
Other	43	42	38
Total Expenses	187	186	181
Less:			
Expenses in excess of limit	(144)	(146)	(143)
Total Net Expenses	43	40	38
Net Investment Income (Loss)	(4)	25	145
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in unaffiliated securities	(65)	(126)	106
In-kind redemptions in unaffiliated securities	40	84	57
Foreign currency exchange transactions	—*	—	—
Net change in unrealized appreciation (depreciation) on:			
Investments in unaffiliated securities	(1,880)	1,144	126
Net Realized and Unrealized Gain (Loss)	(1,905)	1,102	289
Net Increase (Decrease) in Net Assets Resulting from Operations	$(1,909)	$1,127	$434

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Energy NextShares	Ivy Focused Growth NextShares	Ivy Focused Value NextShares
	Period from 10-17-16 (commencement of operations) to 6-30-17	Period from 10-17-16 (commencement of operations) to 6-30-17	Period from 10-17-16 (commencement of operations) to 6-30-17
INCREASE (DECREASE) IN NET ASSETS			
Operations:			
Net investment income (loss)	$ (4)	$ 25	$ 145
Net realized gain (loss) on investments	(25)	(42)	163
Net change in unrealized appreciation (depreciation)	(1,880)	1,144	126
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,909)	1,127	434
Distributions to Shareholders From:			
Net investment income	—	(8)	(115)
Net realized gains	—	—	—
Total Distributions to Shareholders	—	(8)	(115)
Capital Share Transactions	8,888	8,770	8,876
Net Increase in Net Assets	6,979	9,889	9,195
Net Assets, Beginning of Period	—	—	—
Net Assets, End of Period	$6,979	$9,889	$9,195
Undistributed (distributions in excess of) net investment income	$ (3)	$ 17	$ 25

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Ivy Energy NextShares							
Period ended 6-30-2017[4]	$20.00	$(0.01)	$(3.57)	$(3.58)	$ —	$—	$ —
Ivy Focused Growth NextShares							
Period ended 6-30-2017[4]	20.00	0.07	2.97	3.04	(0.04)	—	(0.04)
Ivy Focused Value NextShares							
Period ended 6-30-2017[4]	20.00	0.44	1.53	1.97	(0.33)	—	(0.33)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the Fund had waived or reimbursed expenses.

(4) For the period from October 17, 2016 (commencement of operations of the Fund) through June 30, 2017.

(5) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Ivy Energy NextShares								
Period ended 6-30-2017[4]	$ 16.42	-17.89%	$ 7	0.95%[5]	-0.09%[5]	4.16%[5]	-3.30%[5]	18%
Ivy Focused Growth NextShares								
Period ended 6-30-2017[4]	23.00	15.21	10	0.78[5]	0.48[5]	3.61[5]	-2.35[5]	25
Ivy Focused Value NextShares								
Period ended 6-30-2017[4]	21.64	9.87	9	0.78[5]	2.95[5]	3.69[5]	0.04[5]	66

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy NextShares, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Ivy Energy NextShares is classified as diversified under the 1940 Act, while Ivy Focused Growth NextShares and Ivy Focused Value NextShares are classified as non-diversified. Ivy Energy NextShares, Ivy Focused Growth NextShares and Ivy Focused Value NextShares (each, a "Fund") are three series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund is an actively managed exchange-traded product operating pursuant to an order issued by the Securities and Exchange Commission ("SEC") granting an exemption from certain provisions of the 1940 Act. Individual shares of a NextShares Fund may be purchased and sold only on a national securities exchange or alternative trading system through a broker-dealer that offers NextShares, and may not be directly purchased or redeemed from a NextShares Fund. Trading prices of NextShares are directly linked to the Fund's next-computed net asset value per share ("NAV") and will vary from NAV by a market-determined trading cost (a premium or discount to NAV), which may be zero. Buyers and sellers of NextShares will not know the value of their purchases and sales until NAV is determined at the end of the trading day.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Offering Costs and Organizational Expenses. IICO ("Adviser") has agreed to pay the entire Fund's offering costs and organizational expenses. As a result, offering costs and organizational expenses of the Fund are not reflected in the Fund's financial statements.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services

Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

There were no level 3 securities owned during the period ended June 30, 2017. There were no transfers between any levels during the period ended June 30, 2017.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the annual rates of 0.85%, 0.75% and 0.75% in Ivy Energy NextShares, Ivy Focused Growth NextShares and Ivy Focused Vale NextShares, respectively, as a percentage of average daily net assets.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance and other administrative services, including maintenance of Fund records, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each Fund pays WISC a monthly fee, equal to the greater of one-twelfth of the asset-based fee or the aggregate annual minimum fee as shown in the following table, based on the average daily net asset levels shown in the following table:

Annual Minimum Fee (Per Fund) $115,000

Asset-Based Fee (all Funds)	Annual Basis Point Rate
First $1 Billion	0.03%
Next $5 Billion	0.0225%
Thereafter	0.015%

Other Fees. Each Fund pays all of its other expenses. These include, for each Fund, the costs of printing and mailing materials sent to shareholders, audit and outside legal fees, taxes, brokerage commissions, interest, insurance premiums, custodian fees, fees payable by the Funds under Federal or other securities laws and to the Investment Company Institute, cost of processing and maintaining shareholder records, costs of systems or services used to price Fund securities and nonrecurring and extraordinary expenses, including litigation and indemnification relating to litigation.

Expense Reimbursements and/or Waivers. Fund expense limitations and related waivers/reimbursements for the period ended June 30, 2017 were as follows:

Fund Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Energy NextShares	Contractual	10-17-2016	10-31-2017	0.95%	$38	Investment management fees
					106	Accounting and administrative services fees
Ivy Focused Growth NextShares	Contractual	10-17-2016	10-31-2017	0.78%	$38	Investment management fees
					108	Accounting and administrative services fees
Ivy Focused Value NextShares	Contractual	10-17-2016	10-31-2017	0.78%	$37	Investment management fees
					106	Accounting and administrative services fees

Any amounts due to the Funds as a reimbursement but not paid as of June 30, 2017 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding in-kind transactions and short-term securities) for the period ended June 30, 2017, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Energy NextShares	$—	$ 1,110	$—	$ 1,180
Ivy Focused Growth NextShares	—	1,951	—	1,802
Ivy Focused Value NextShares	—	4,593	—	4,581

For the period ended June 30, 2017, the following Funds had in-kind contributions and redemptions as follows:

	In-kind Contributions	In-kind Redemptions
Ivy Energy NextShares	$9,250	$ 491
Ivy Focused Growth NextShares	8,896	542
Ivy Focused Value NextShares	9,334	538

6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Funds issue and redeem shares only in specified large aggregations ("Creation Units") of 25,000 shares or multiples thereof. Creation Units may be purchased or redeemed only by or through "Authorized Participants," which are broker-dealers or institutional investors that have entered into agreements with ALPS Distributors, Inc., the Funds' distributor for this purpose. The Funds issue and redeem Creation Units in return for the securities, other instruments and/or cash ("Basket") that the Funds specify each business day. The Funds impose transaction fees on Creation Units issued and redeemed to offset the estimated cost to the Fund of processing the transaction and converting the Basket to or from the desired portfolio composition. Such transaction fees are reflected in capital share transactions on the Statement of Changes in Net Assets. Transactions in capital shares for each Fund were as follows:

	Ivy Energy NextShares		Ivy Focused Growth NextShares		Ivy Focused Value NextShares	
	Period from 10-17-16 to 6-30-17		Period from 10-17-16 to 6-30-17		Period from 10-17-16 to 6-30-17	
	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	450	$9,385	455	$9,323	450	$9,422
Shares issued in reinvestment of distributions to shareholders	—	—	—	—	—	—
Shares redeemed	(25)	(497)	(25)	(553)	(25)	(546)
Net increase	425	$8,888	430	$8,770	425	$8,876

7. NEW AND AMENDED FINANCIAL REPORTING RULES AND FORMS

On October 13, 2016, the SEC adopted new rules and forms, and amended existing rules and forms. The new and amended rules and forms are intended to modernize the reporting of information provided by funds and to improve the quality and type of information that funds provide to the SEC and investors. In part, the new and amended rules and forms amend Regulation S-X and require standardized, enhanced disclosure about derivatives in a Fund's financial statements, as well as other amendments. The compliance date for the amendments of Regulation S-X is for reporting periods ending after August 1, 2017 while the compliance date for the new form types and other rule amendments is on or after June 1, 2018. Management is evaluating the new and amended rules and forms to determine the impact to the Funds.

8. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2017 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Energy NextShares	$ 8,801	$ 15	$1,898	$(1,883)
Ivy Focused Growth NextShares	8,679	1,170	27	1,143
Ivy Focused Value NextShares	8,939	429	303	126

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2017 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Energy NextShares	$ —	$—	$—	$—	$ 5
Ivy Focused Growth NextShares	16	—	—	—	—
Ivy Focused Value NextShares	138	—	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the fiscal year ended June 30, 2017 were as follows:

Fund	June 30, 2017[2]	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Energy NextShares	$ —	$—
Ivy Focused Growth NextShares	8	—
Ivy Focused Value NextShares	115	—

(1) Includes short-term capital gains distributed, if any.

(2) Initial year of operations.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2017 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of June 30, 2017, the capital loss carryovers were as follows:

Fund	Post-Enactment	
	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Energy NextShares	$ 57	$—
Ivy Focused Growth NextShares	126	—
Ivy Focused Value NextShares	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, non-deductible taxes, partnership transactions, and in-kind redemptions. At June 30, 2017, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized (Loss)	Paid-In Capital
Ivy Energy NextShares	$ 1	$(37)	$36
Ivy Focused Growth NextShares	—*	(84)	84
Ivy Focused Value NextShares	(5)	(49)	54

* Not shown due to rounding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Ivy NextShares™:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Nextshares (the "Funds"), comprising Ivy Energy NextShares™, Ivy Focused Growth NextShares™, and Ivy Focused Value Nextshares™, as of June 30, 2017, and the related statements of operations and changes in net assets and the financial highlights for the period from October 17, 2016 (commencement of operations) through June 30, 2017. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2017, by correspondence with the custodian and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of June 30, 2017, and the results of their operations, the changes in their net assets, and the financial highlights for the period from October 17, 2016 (commencement of operations) through June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
August 15, 2017

INCOME TAX INFORMATION

IVY NEXTSHARES

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended June 30, 2017:

Fund	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Energy NextShares	$ —	$ —
Ivy Focused Growth NextShares	8,262	8,262
Ivy Focused Value NextShares	55,236	59,202

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Energy NextShares	$—
Ivy Focused Growth NextShares	—
Ivy Focused Value NextShares	—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Trust is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex ("Fund Complex") is comprised of the Ivy Funds (46 funds), the Ivy High Income Opportunities Fund ("IVH") (a closed-end fund) (1 fund), Ivy NextShares ("NextShares") (3 funds) and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Variable Insurance Portfolios (29 funds) and InvestEd Portfolios (3 funds). Each member of the Board is also a member of the Board of Trustees of IVH and Ivy Funds, and also serves as Trustee of each of the funds in the Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of IVH and Ivy Funds.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2016	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	102	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Audit Committee Director, Kansas Bioscience Authority (2009 to 2016); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Member, Kansas State University Foundation, (1981 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, Advisors Fund Complex.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Professor of Law, Washburn University School of Law (1973 to present).	102	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, Advisors Fund Complex.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	2017	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	102	Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); Trustee, Liberty Memorial Association (WWI National Museum) (1998 to 2013), National Advisory Board, (2014 to present); Trustee, Harry S. Truman Library Institute (education) (2007 to 2016); Chairman (2005 to 2013) and current Trustee, Freedoms Frontier National Heritage Area (education); Trustee, CGSC Foundation (government) (2004 to 2012); Chairman, Kansas City Municipal Assistance Corporation (bond issuance) (1980 to present); Director, Metropolitan Comm. College Foundation (1980 to 2014); Trustee, Ivy Funds; Trustee, IVH; Trustee, Advisors Fund Complex.
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2016	Chief Executive Officer (CEO), Pac Pizza LLC (Pizza Hut Franchise) (2000 to present) CEO, CalPac Pizza, LLC (2011 to present); CEO of PacPizza II, LLC (2012 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	102	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (Homebuilding & Development) (2013 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, Advisors Fund Complex.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2016 2016	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	102	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare, (2008 to 2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (Real Estate) (2007 to 2016); Director/ Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee/Chairman, Ivy Funds; Trustee/Chairman, IVH; Trustee/Chairman, Advisors Fund Complex.
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2016	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	102	Director, Thomas Foundation for Cancer Research (2005 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, Advisors Fund Complex.
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	102	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009); Trustee, Ivy Funds; Trustee, IVH; Trustee, Advisors Fund Complex.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2016	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	102	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Director, Northwestern Mutual Funds (2003 to present); Director, CTMG, Inc. (clinical testing) (2008 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, Advisors Fund Complex.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2016	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	102	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to 2015); Trustee, Ivy Funds; Trustee, IVH; Trustee, Advisors Fund Complex.

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/ Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2016	Chairman, WDR (January 2010 to 2016); CEO, WDR (2005 to 2016); President, CEO and Chairman, IICO (2002 to 2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to 2016); President of each of the funds in the Fund Complex (2001 to 2016).	102	Director, WDR, (1998 to present), IICO (2002 to 2016), WRIMCO (1991 to 2016), WISC (2001 to 2016), W&R Capital Management Group, Inc. (2008 to 2016), and Waddell & Reed, Inc. (1993 to 2016); Director, Blue Cross Blue Shield of Kansas City (2007 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, Advisors Fund Complex.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present).
Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970	Vice President	2016	2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President and General Counsel for each of the funds in the Fund Complex (2014 to present); Assistant Secretary for each of the funds in the Fund Complex (2014 to 2016; 2017 to present); Secretary for each of the funds in the Fund Complex (2016 to 2017).
	General Counsel	2016	2014	
	Assistant Secretary	2016	2014	
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President	2016	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
	Treasurer	2016	2006	
	Principal Accounting Officer	2016	2006	
	Principal Financial Officer	2016	2007	
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	President	2016	2006	CEO, WDR (2016 to present); Chief Investment Officer, WDR (2011 to present); Senior Vice President, WDR (2011 to 2016); President, CEO and Chairman, IICO (2016 to present); Senior Vice President, IICO (2010 to 2016); President, CEO and Chairman, WRIMCO (2010 to 2016); President of each of the funds in the Fund Complex (2016 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President	2016	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.
	Chief Compliance Officer	2016	2004	
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2016	2012	Vice President of Waddell & Reed, Inc. and IFDI (2010 to present); Assistant Secretary of each of the funds in the Fund Complex (2012 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

The following privacy notice is issued by Ivy NextShares (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures Ivy NextShares uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
IVY NEXTSHARES

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
IVY NEXTSHARES

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

HOUSEHOLDING NOTICE
IVY NEXTSHARES

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

2017 ANNUAL REPORT 41

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THE IVY NEXTSHARES FAMILY

Domestic Equity Funds

Ivy Focused Growth NextShares

Ivy Focused Value NextShares

Specialty Funds

Ivy Energy NextShares

About NextShares: Shares of NextShares funds are normally bought and sold in the secondary market through a broker, and may not be individually purchased or redeemed from the fund. In the secondary market, buyers and sellers transact with each other, rather than with the fund. NextShares funds issue and redeem shares only in specified creation unit quantities in transactions by or through Authorized Participants. In such transactions, a fund issues and redeems shares in exchange for the basket of securities, other instruments and/or cash that the fund specifies each business day. By transacting in kind, a NextShares fund can lower its trading costs and enhance fund tax efficiency by avoiding forced sales of securities to meet redemptions. Redemptions may be effected partially or entirely in cash when in-kind delivery is not practicable or deemed not in the best interests of shareholders. A fund's basket is not intended to be representative of the fund's current portfolio positions and may vary significantly from current positions. As exchange-traded securities, NextShares can operate with low transfer agency expenses by utilizing the same highly efficient share processing system as used for exchange-listed stocks and ETFs. Trading prices are linked to the NextShares next-computed NAV and will vary by a market-determined premium or discount, which may be zero; may be above, at or below NAV; and may vary significantly from anticipated levels. Purchase and sale prices will not be known until the NextShares NAV is determined at the end of the trading day. NextShares do not offer the opportunity to transact intraday based on current (versus end-of-day) determinations of a fund's value. Limit orders can be used to control differences in trade prices versus NAV (cost of trade execution), but cannot be used to control or limit execution price. Buying and selling NextShares may require payment of brokerage commissions and expose transacting shareholders to other trading costs. Frequent trading may detract from realized investment returns. The return on a shareholder's NextShares investment will be reduced if the shareholder sells shares at a greater discount or narrower premium to NAV than he or she acquired the shares.

Ivy NextShares are a new type of actively managed exchange-traded product. Ivy NextShares have a limited operating history and may not be available at all broker/dealers. There is no guarantee that an active trading market for Ivy NextShares will develop or be maintained, or that their listings will continue or remain unchanged.

1.800.777.6472
Visit us online at www.ivyinvestments.com

Ivy NextShares funds are managed by Ivy Investment Management Company and are distributed by ALPS Distributors, Inc. ALPS Distributors, Inc., NextShares Solutions LLC, and Ivy Investment Management Company or Ivy Distributors, Inc. (or their affiliates), are all unaffiliated companies.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of an Ivy NextShares exchange-traded managed fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at ivyinvestments.com or from a financial advisor. Read it carefully before investing.